

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 3, 2010

Michael Tessler
Chief Executive Officer
BroadSoft, Inc.
220 Perry Parkway
Gaithersburg, MD 20877

> **Re: BroadSoft, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 16, 2010**
> **File No. 333-165484**

Dear Mr. Tessler:

We have reviewed your filing and have the following comments.

General

1.   You have requested confidential treatment of certain information pursuant to Rule 83. Please ensure that you satisfy the requirements of this rule by appropriately marking your material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.   We refer to prior comment 7. We are unable to concur with your position that your MD&A adequately describes the impact of known trends on your future financial condition and results of operations in conformity with the guidance provided by Section III.B.3 of SEC Release 33-8350. The disclosure that you refer to only gives a sense, in general terms, of trends and expectations regarding items below gross profit. Please consider providing disclosure regarding trends and expectations for revenues and cost of revenues.

Determination of the Fair Value of Common Stock on Grant or Modification Dates

Post-December 31, 2009, page 57

3.   We have reviewed your response to prior comment 9 and your revised disclosures on pages 58 through 60 of your amended registration statement that includes the assumptions used to determine the fair value of the company's common stock for each of the valuation dates subsequent to December 31, 2009. Please describe for us in greater detail the factors that support the significant increase in the fair value of the company's common stock from

February 12, 2010 to your estimated IPO price. In this regard, while we note your disclosure that one of the reasons for the changes in the fair value of the company's common stock during the February 12, 2010 and March 31, 2010 valuations was the result of the increase in the valuations of comparable public companies by approximately 40%; however, the reasons for this increase is not clear. Additionally, when you include your estimated IPO price range in your registration statement, please revise your disclosure to provide more specific reasons for the significant increase in value of your common stock from February 12, 2010 to the mid-point of your estimated IPO price range.

4.   Please tell us the marketability discount used for each valuation period.

Management

Non-Employee Directors, page 94

5.   We refer to prior comment 13 and reissue that comment, in part. We note that since June 2008 Mr. Gavin has engaged in "consulting, advisory and investment activities." As provided in Item 401(e) of Regulation S-K, please indicate the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Exhibits and Financial Statement Schedule, page II-4

6.   We refer to your response to prior comment 19 and reissue that comment, in part. We note your explanation as to why you do not believe the agreements with Verizon and Ericsson should be filed as exhibits. However, you do not address whether your Business discussion should be expanded to provide additional disclosure regarding the relationship between BroadSoft and each of Verizon and Ericsson. In light of the fact that for the year ended December 31, 2009, Verizon accounted for 10% of your total revenue and Ericsson accounted for approximately 16%, 17% and 11% of total revenue for the years ended December 31, 2007, 2008 and 2009, respectively, it appears the loss of the customers would have a material adverse effect on BroadSoft and, therefore, the discussion of the relationships should be enhanced. See Item 101(c)(1)(vii) of Regulation S-K. Please advise or revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments on the financial statements and related matters, please contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or, if you require additional assistance, you may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (703) 456-8100
        Christina L. Novak, Esq.
        Cooley Godward Kronish LLP